Exhibit 23b

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-155732 on Form S-3 of our report dated February 25, 2009 relating to the consolidated financial statements and consolidated financial statement schedule of Public Service Electric and Gas Company and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs for the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements effective January 1, 2008 ,and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes –an Interpretation of FASB Statement 109 effective January 1, 2007) appearing in this Annual Report on Form 10-K of Public Service Electric and Gas Company for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

February 25, 2009